Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yadkin Financial Corporation

(Commission File No. 000-52099)

Cautionary Statement Regarding Forward-Looking Information

This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contain F.N.B. Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in F.N.B.’s and Yadkin Financial Corporation’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: failure to obtain all regulatory approvals and meet other closing conditions to the proposed merger between F.N.B. and Yadkin, including approval by the shareholders of F.N.B. and Yadkin, respectively, on the expected terms and time schedule; delay in closing the merger; potential risks and challenges attendant to the successful conversions of core data systems; difficulties and delays in integrating the F.N.B. and Yadkin businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. products and services; potential difficulties encountered in expanding into a new and remote geographic market; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. F.N.B. and Yadkin do not undertake any obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this document.

Additional Information About the Merger and Where to Find It

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, F.N.B. Corporation will file with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of F.N.B. and Yadkin and a Prospectus of F.N.B., as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents F.N.B. and Yadkin have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents Yadkin has filed with the SEC may be obtained free of charge at Yadkin’s website at www.yadkinbank.com.

F.N.B. and Yadkin and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yadkin in connection with the merger. Information concerning such participants’ ownership of Yadkin common stock will be set forth in the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

F.N.B. Corporation

F.N.B. Corporation Conference Call

Thursday, July 21, 2016, 02:00 PM Eastern

CORPORATE PARTICIPANTS

Vince Delie - President and Chief Executive Officer

Vince Calabrese - Chief Financial Officer

Gary Guerrieri - Chief Credit Officer

Scott Custer - Chief Executive Officer, Yadkin Financial Corporation

Terry Earley - Chief Financial Officer, Yadkin Financial Corporation

Matthew Lazzaro - Investor Relations

PRESENTATION

Operator

Good morning and welcome to the F.N.B. Corporation Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “*” key followed by “0.” After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press “*” then “1” on your touchtone phone. To withdraw your question, please press “*” then “2.” Please note this event is being recorded.

I would now like to turn the conference over to Matthew Lazzaro, Investor Relations. Mr. Lazzaro, please go ahead.

Matthew Lazzaro

Hello and thank you for joining us today as we discuss the announced merger of Yadkin Financial Corporation and F.N.B. Corporation.

On today’s call, we will make forward-looking statements. Any statement that isn’t a description of historical fact is probably forward-looking and these statements are subject to many risks and uncertainties. Our actual performance may fall short of our expectations or we may take actions different from those we currently anticipate. Factors that may cause actual results to differ from expectations or that may cause us to deviate from our current plans are detailed in our SEC filings, including our quarterly reports, our Form 10-Q and annual report on Form 10-K, as well as various other SEC reports.

Specific risks in today’s presentation include whether shareholders of Yadkin Financial Corporation approve the proposed transaction; whether regulatory approvals are granted; the timing of the closing; whether F.N.B. Corporation has accurately predicted acquisition and consolidation expenses and revenues; the timing and amount of savings from consolidation; expected earnings of both companies; management’s ability to effectively convert data systems and otherwise integrate the two institutions; and satisfaction of customary closing conditions between the parties.

Before we discuss the details of the proposed merger, I would like to remind those on the call that the merger will require the approval of F.N.B. Corporation’s and Yadkin Financial Corporation’s respective shareholders. This call is not a recommendation in favor of a vote or the transaction or on the issuance of F.N.B. Corporation shares in the transaction, nor is it a solicitation of proxies in connection with any such vote. F.N.B. Corporation and Yadkin Financial Corporation will file a joint proxy statement prospectus and other relevant documents with the SEC in connection with the merger and the related shareholders votes.

Today’s call does not constitute an offer to sell or solicitation of an offer to buy any securities. We are not soliciting proxies today and we are not making a recommendation as to how F.N.B. Corporation or Yadkin Financial Corporation shareholders should vote on the shareholder proposals.

Shareholders of both institutions are advised to read the definitive joint proxy statement when it becomes available as well as any other relevant documents filed with the SEC. A copy of today’s presentation is available on our corporate website in the Investor Relations and Shareholder Services section, under tab, “About Us,” of fnbcorporation.com. A replay of this call will be available until July 28th and a transcript and the webcast link will be posted to the same location of our corporate website.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

I will now turn the call over to Vince Delie, President and Chief Executive Officer.

Vince Delie

Welcome to our conference call to discuss our second quarter results and today’s exciting announcement of F.N.B’s merger with Yadkin Financial Corporation. Joining me today is Vince Calabrese, our Chief Financial Officer, Gary Guerrieri, our Chief Credit Officer, Scott Custer, Chief Executive Officer of Yadkin Financial Corporation, and Terry Earley, Chief Financial Officer of Yadkin Financial Corporation.

We are very pleased to share the results of another record-setting quarter for F.N.B. The second quarter operating results reflect all-time highs for total revenue and net income. Second quarter revenue of $208 million reflected robust non-interest income growth, continued organic loan and deposit growth, and benefit from a full quarter of Metro Bank, I would also like to highlight that our efficiency ratio improved to 55.4%, an improvement over the prior and year-ago quarter. Return on average tangible common equity and return on average tangible assets on an operating basis also improved from the prior quarter, at 14.6% and 1.03%, respectively.

The second quarter results are a proof point of our acquisition strategy with the seamless integration of Metro Bank and the Fifth Third Branches. We have now fully realized the cost saves of the Metro Bank merger, and successfully converted the Pittsburgh Fifth Third branches in April. So far, both of these transactions are tracking as expected. As you recall from the announcement of the Metro merger last August, we expected to benefit from additional cross-sell opportunities, our expectations are already becoming a reality.

We continue to receive lift from the newer markets and expect to further benefit from the expanded branch network and additional commercial opportunities in these newer markets. The roll-out of our new technology investments that were piloted in the Metro Bank footprint have been very well received and have had a positive impact on fee income as well as customer acquisition and retention.

We are very excited about the potential to drive growth moving forward in these markets. As we have mentioned on prior calls, the banking industry continues to face challenges from regulatory and extended low rate environment, and most recently, the uncertainty regarding Brexit’s impact on US monetary policy and the overall economy. We have successfully met these challenges through our investments in the fee-based business units and expansion into metropolitan markets. F.N.B’s successful acquisition strategy has enabled us to improve efficiency, generate positive operating leverage and drive organic growth across our organization.

Looking at the balance sheet on an organic linked-quarter basis, annualized average loan growth was 4%, and on a spot basis was 9%, with strong origination volume in June. The second quarter marked our 28th consecutive quarter of organic average total loan growth.

Commercial loan growth was led by solid performance in Pittsburgh and Baltimore during the quarter. At the end of June, our commercial pipelines are rebuilding given the strong origination volume, and remain at healthy levels. Organic growth in the consumer loan portfolio was a combined 10%, led by strong production from residential mortgage and indirect auto.

Looking at the income statement, non-interest income was at record high at $51 million, representing a 29% increase from the year-ago quarter. This success is largely attributable to the performance of capital markets, the consumer banking business units, wealth management, insurance and mortgage banking.

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Thursday, July 21, 2016, 02:00 PM Eastern

Non-interest income represented 25% of total revenue, a testament to our efforts to diversify revenue sources and develop deeper client relationships. Given the current interest rate environment, this revenue diversification is more important than ever, and the acquisitions of Metro Bank and the Fifth Third branches earlier this year have provided more opportunities for these business lines to grow.

I would also like to mention that First National Bank, in addition to receiving recognition in Pittsburgh, was recently named to the Cleveland Plain Dealer’s ranking of top workplaces in Northeast Ohio for 2016. This is the second consecutive year that First National Bank has appeared on the list, which is based solely on employee feedback. This is a testament to our engaged employees and strong leadership in the Cleveland market, as well as F.N.B.’s overall culture.

This quarter’s results are evidence of our ability to achieve sustained, profitable growth despite a challenging operating environment. In summary, it was another strong quarter, which featured record total revenue, record net income, the 14th consecutive quarter of revenue growth, and improved efficiency. We are pleased with this quarter’s results and I would like to congratulate our team for a great first half of year.

With that, I will turn the call over to Gary, so he can share asset quality results.

Gary Guerrieri

Thank you, Vince, and good afternoon, everyone. The second quarter of 2016 was highlighted by the continued satisfactory performance of our credit portfolio, as our credit metrics on a GAAP basis remained in line through the first half of the year. Total delinquency ended June up slightly by 6 basis points at 1.46%, while NPL’s and OREO remained steady at 95 basis points, both good levels.

Net charge-offs for the quarter were 28 basis points annualized, which brings our year to-date level to 23 basis points, again remaining at good historical levels. Let’s now take a look at the originated book, where I will touch on some key results from the quarter, followed by some brief remarks on the acquired portfolio, and an update on the performance of our energy portfolio.

At the end of June, the level of delinquency for the originated portfolio was 1.02%, representing a nine basis point increase over the first quarter, and remaining at a very good level. NPL’s and OREO decreased marginally on a linked-quarter basis to 1.15%, which was largely supported by strong OREO sales activity.

Net charge-offs for the second quarter were elevated at $9.9 million, or 35 basis points annualized, due to a $4 million loss associated with a borrower with ties to both the public and private sector. This borrower is alleged to have falsified documents and financial information over an extended period of time, and provided it to various parties, including the US Government and other financial institutions. Absent this unusual item, our net charge-offs would have been 21 basis points for the quarter, which is consistent with our historical levels.

The originated provision totaled $16.4 million for the quarter, and covered net charge-offs, strong organic loan growth, and the aforementioned item. Excluding this item, our originated provision was consistent with the prior two quarters and in line with our guidance. The ending originated reserve position remained flat at 1.26%.

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Thursday, July 21, 2016, 02:00 PM Eastern

Shifting now to the acquired portfolio, we ended the quarter with $2.8 billion of loans outstanding carried at fair value. Contractual delinquency, at $93 million, was down slightly from the first quarter. The ending acquired reserve remained essentially flat at $5.6 million, and reflects continued good performance in this portfolio and a favorable acquired loan re-estimation during the quarter. Inclusive of the credit mark, the total loan portfolio was well covered at 1.87% at the end of the quarter.

I would now like to provide a brief update on our energy portfolio. As you are aware, our exposure to this sector is small at 1.1% of our total portfolio, and our borrower base is service oriented, a majority of whom support other industries as well. With the ongoing softness in the energy space, we continue to track these borrowers closely, and remain focused on managing this exposure down.

At June 30, the energy portfolio totaled $163 million, a $20 million decline on a linked-quarter basis. Of this, only $55 million is directly tied to oil and gas related companies, which carries a healthy 12.7% reserve, while the indirect service-related companies total $75 million, carrying an 8% reserve. Our mining exposure is immaterial at $32 million, and continues to perform very well. As for the remainder of our portfolio, we manage our concentrations closely in accordance with our risk appetite statement, and maintain a well-diversified book that extends across multiple industry sectors.

In closing, the first half of 2016 marked another satisfactory performance for our credit portfolio, with results positioned in-line with our expectations. As we enter the second half of the year, we remain focused on the continued diversification of our asset mix, and geographic and borrower diversity, as we continue to manage our portfolio risk holistically through the various economic cycles. This proactive approach has proven to serve us well over many economic periods.

I will now turn the call over to Vince Calabrese, our Chief Financial Officer, for his remarks.

Vince Calabrese

Thanks, Gary, and good afternoon, everyone. Today, I will discuss our financial performance for the second quarter and update our guidance for the remainder of the year. Looking at the balance sheet, organic total average loans grew 4% annualized, including the impact of exiting two pools of adversely-rated, acquired loans from the Metro acquisition, as part of our normal risk management practices.

On a spot basis, our total organic loan growth was $302 million or 9% annualized, in line with our prior guidance. The organic growth in the consumer loan portfolio was driven by positive results from our private banking group concentrated in the metro markets of Pittsburgh, Maryland and Cleveland, as well as solid performance in indirect and home-equity related businesses.

Organic growth in average total deposits and customer repos totaled $149 million, or 4% annualized. From a total funding perspective, our relationship of loans to deposits and customer repos was 92% at the end of June.

Turning now to the income statement, net interest income grew $14.3 million, or 10.0%, reflecting the quarter’s solid organic growth in loans, a full quarter of the acquired Metro

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Thursday, July 21, 2016, 02:00 PM Eastern

balances and a partial benefit from loans and deposits acquired in the Fifth Third branch transaction. Our net interest margin on a reported basis equaled 3.41%, while our core net interest margin narrowed three basis points to 3.35%, in line with previous guidance.

Let’s look now at non-interest income and expense. Non-interest income in the second quarter was a record high for F.N.B., increasing $5.4 million or 11.7%, as wealth management, capital markets, and mortgage banking performed especially well, in addition to the benefit of a full quarter of Metro. We continue to be very pleased with the investments we have made in these businesses over the last few years and the prospect for strong growth moving forward.

Non-interest expense, excluding merger-related costs, increased $7.4 million, or 6.6%, due primarily to the full quarter of Metro operations in roughly 2 months with the Fifth Third branches. Our efficiency ratio was 55.4%, which was an improvement over the prior quarter level and reflects the successful realization of cost savings from the Metro acquisition. We continue to expect the transaction to be accretive to earnings in the first full year. We also acquired a net 13 Pittsburgh area Fifth Third branches during the quarter, improving our density in the Pittsburgh MSA.

Regarding income taxes, our overall effective tax rate for the quarter was 31%, in line with previous guidance. On the subject of net interest margin, the recent volatility in the markets has significantly reduced expectations for an increase in short-term interest rates. Given this rate environment, we expect to continue to see some modest margin compression through the remainder of 2016, in the 2 to 3 basis point range per quarter from our second quarter core margin of 3.35%.

Regarding the other elements of guidance provided in April, we are still comfortable and reaffirm the year-over-year projection shared as follows: organic loan growth in the high-single digits, organic deposit and customer repo growth in the mid-single digits, core non-interest income growth in the $30 to $40 million range, core non-interest expense increase in the $80 to $90 million range, provision for loan losses in the $12 to $13 million range per quarter, and an effective tax rate in the 31 to 32% range.

In summary, the first half of 2016 was solid for F.N.B., as recent acquisitions began to demonstrate their value and several business lines turned in excellent performances. Loans and deposits continued to grow organically, while non-interest income contributed meaningfully to our earnings. In a very challenging banking environment, we continue to be very pleased with our team’s performance in executing our business strategies.

Now, I’ll turn the call back to Vince to discuss this morning’s announcement.

Vince Delie

Thank you, Vince. I will begin by highlighting the strategic benefits of this exciting opportunity. Vince and Gary will then comment on key financial assumptions and our due diligence process before we open the call up for any questions.

Earlier this morning, F.N.B. Corporation and Yadkin Financial Corporation jointly announced the signing of a definitive merger agreement. Yadkin Financial Corporation is the holding company for Yadkin Bank and is among the largest commercial banks headquartered in North Carolina. On a pro forma basis, the addition of Yadkin to F.N.B’s existing franchise creates a premier middle market regional bank in the Mid-Atlantic and Southeast. The combined company of nearly $30 billion in total assets provides greater scale and extends F.N.B’s footprint into attractive, high-growth markets within the Southeast.

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Thursday, July 21, 2016, 02:00 PM Eastern

The planned merger of Yadkin Bank will provide F.N.B a number of key strategic benefits that include an enhanced growth profile, increased number of commercial and consumer prospects, and a larger platform focused on cross-selling to drive revenue growth and efficiency gains. Additionally, our combined organization will leverage F.N.B’s proven business model and existing risk management infrastructure to comply with the regulatory requirements of a bank greater than $10 billion in total assets.

This transaction transforms F.N.B’s growth profile with nearly half of the pro-forma franchise in large, attractive metropolitan markets. F.N.B will have a top 10 deposit market share in five metro areas with population greater than 1 million. Yadkin operates in a highly attractive consumer and commercial banking market that will enhance our ability to drive organic loan and deposit growth.

For example, Yadkin’s top markets of Raleigh, Greensboro, Winston Salem and Charlotte, bring 189,000 new commercial prospects and its delivery channel provides access to a population of over 10 million. We believe this transaction presents tremendous growth and cross-sell opportunities, and on a combined basis, F.N.B will now serve over 2 million clients. This customer base will further support our ability to maintain a low-risk profile by adding thousands of prospects across eight states and will serve us well as we continue to enhance our high-value fee-based products. When combined, the attractive Southeast and Mid-Atlantic metro markets provide multiple growth engines to support our investment thesis and drive organic growth.

There are several areas where we have tremendous upside for revenue growth by providing Yadkin’s customer base with our expanded suite of products and services, including the deployment of F.N.B’s market leading technology. As I mentioned earlier on the call, we have seen excellent results in our fee-based businesses and have gained significant traction in F.N.B’s new expansion markets. We expect to benefit from the deployment of trust and wealth management, insurance, private banking, treasury management and our capital markets platforms in these high-growth markets. I’ll note that the majority of these cross-selling opportunities were not included in our financial assumptions.

Referring to our recent expansion strategy slide, you will see an acquisition history beginning in 2011. F.N.B’s expansion into higher growth metro markets began nearly 5 years ago with the acquisition of Pittsburgh-based Parkvale Bank. Since that time, we have continued to build out our market presence through standalone branch acquisitions, whole bank acquisitions and de novo expansion.

The Yadkin transaction represents our seventh whole-bank acquisition in the last four years, and is the largest acquisition in our history. Yadkin will add approximately $5.3 billion in loans, $5.4 billion in deposits and a retail branch network of 100 locations. We view the terms of the transaction to be financially attractive, meeting our previously discussed M&A criteria for EPS accretion, tangible book value recoupment and internal rates or return. We anticipate this transaction to be 5.5% accretive to earnings per share in the first full year after closing.

In addition to the cross-selling opportunities I mentioned earlier, our combined organization will benefit from a number of expense measures leading to improved efficiency. We will employ key management personnel from Yadkin to assist in the integration and provide leadership in the market. Scott Custer and Steve Jones have deep roots within the region and will remain with F.N.B following the completion of the transaction.

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Thursday, July 21, 2016, 02:00 PM Eastern

With that, I will turn the call over to Vince Calabrese for his remarks.

Vince Calabrese

Thank you, Vince. We are excited about this opportunity and would like to welcome the Yadkin employees and customers to F.N.B. Let’s start with the transaction overview. Subject to the disposition and repurchase of certain Yadkin non-voting shares, we have a 100% stock transaction with a fixed exchange ratio of 2.16 times for the Yadkin common shareholders. We have completed our extensive detailed due diligence and are targeting a close in the first quarter of 2017, subject to customary regulatory and shareholder approvals.

I would like to cover our key assumptions and our methodical acquisition process. Consistent with our disciplined approach and M&A strategy, we completed a thorough analysis of Yadkin’s operations and financial performance. We believe that the seamless business integrations and data system conversions accomplished with the recent acquisitions in Central Pennsylvania, Maryland, Pittsburgh, and Cleveland provide solid evidence of the core competency F.N.B has developed.

The forward assumptions for the combined company are consistent with our historical organic performance and commensurate with the results achieved when we expanded into Pittsburgh, Maryland and Cleveland. We entered these markets with a similar position and market share and we have demonstrated an ability to generate strong organic growth in loans, deposits and fee-based revenue.

During due diligence, our team produced detailed business plans from the bottom-up, focused on the risks and opportunities in revenues and costs over a five-year period. Regarding some of the risks and opportunities, our team conducted an extensive credit review, which Gary will discuss later.

For the financial assumptions, Yadkin brings an attractive franchise with nearly half of the franchise located in very attractive North Carolina markets. We expect to achieve 25% cost savings from synergies in operations, given Yadkin’s current efficiency ratio. One-time expenses for the transaction are expected to be approximately $100 million. We have estimated 5.5% earnings per share accretion for 2018, the first full year of operation.

Throughout our evaluation process, IRR and tangible book value earn back are two of the important metrics we focus on. Our assumptions include our total capital investment and result in a return of over 20% for this transaction. Using the crossover method, we expect the tangible book value earn back to be approximately four and a half years.

Looking at the capital slide in the deck, we provided the acquisition projected pro forma results at close in the first quarter of 2017. The pro-forma regulatory capital ratios are within a reasonable range of our most recent levels and exceed all well-capitalized regulatory thresholds.

Additionally, if you turn your attention to the long term financial metrics slide, there is significant upside based on a number of financial metrics, including efficiency ratio, return on tangible assets and return on tangible common equity for the combined organization. Overall, we are very excited to combine these two great organizations and look forward to meaningful contributions from this important addition to our footprint.

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Thursday, July 21, 2016, 02:00 PM Eastern

With that, I’ll now turn the call over to Gary.

Gary Guerrieri

Thank you, Vince. As it relates to the due diligence process, given the size of the transaction, we made sure we had ample time to conduct our normal due diligence process as we have in other transactions. We deployed a team of our most experienced credit professionals for more than two weeks to review and re-underwrite nearly two-thirds of the Yadkin commercial portfolio and 12% of the retail portfolio.

This extensive review gave us a good overview of the Yadkin portfolio, for which we derived a 3.6% credit mark. The portfolio breaks down as follows, with 79% commercial, and 21% consumer-related business. A further breakdown of the commercial portfolio reflects a C&I and owner-occupied split of 52% versus CRE of 48%. As Vince mentioned, we are very excited about the merger with Yadkin Financial Corporation and the new opportunities that it creates in North Carolina. This attractive market increases F.N.B’s organic growth potential while providing further diversification across our credit portfolio.

I will now turn the call back over to Vince for his closing remarks.

Vince Delie

Thank you Gary. In summary, this is a transformational event in the history of our company and will create a premier financial institution in the Mid-Atlantic and Southeast with significant franchise value. Yadkin brings a similar culture and a high-caliber employee base that will embrace our business model and continue to drive performance. In addition, this new geography presents opportunities for F.N.B to attract premium talents given the deep banking talent pool.

I would like to reiterate we have the necessary scale and market share to compete effectively and leverage F.N.B’s existing investment in our risk management infrastructure. As a bank with nearly $30 billion in total assets, a top 10 market share in five major metropolitan markets, and more than 400 locations. We expect this larger platform and favorable market position to significantly enhance F.N.B’s ability to provide long-term value for our shareholders.

I will now turn the call over to the operator for any questions.

QUESTION AND ANSWER

Operator

Yes, thank you. We will now begin the question-and-answer session. To ask a question you may press “*” then “1.” on your touchtone phone. If you are using a speakerphone, please pickup your handset to ensure good sound quality, press “*” then “2” to remove yourself from the list. With these instructions in mind, please hold while we assemble our roster.

And the first question comes from Bob Ramsey with FBR.

Bob Ramsey

Hey. Good afternoon, guys.

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Thursday, July 21, 2016, 02:00 PM Eastern

Vince Delie

Hi Bob.

Bob Ramsey

You caught me a little bit by surprise with the move into the Carolinas. Maybe you could talk about when you started looking that far out of footprint and how the process evolved?

Vince Delie

Yes, sure, I’ll take that question. We have repeatedly stated on the calls that we are very selective about the opportunities that we pursue. And as you look around and particularly, we leapfrogged Virginia, so really, if you want to be direct about it, we went from Maryland, we could go as far down as Bethesda and we leapfrogged Northern Virginia and the State of Virginia and pursued the opportunity in North Carolina. I can tell you, there are a number of strategic reasons why it makes sense for us to avoid Virginia at this point in time. First of all, if you look at the price to tangible book on the banks that are in that market, it’s elevated pretty much across the board.

Secondly, the real estate exposures in that particular market are extraordinarily high. So when you look at acquisition targets in that market, which is predominantly for smaller banks as CRE market, they have lacked the resources to compete in the C&I space against some of the larger competitors there. Those concentrations are well above 300%. So the analyst community does not really discount that in their valuation of those entities and they carry a very high valuation at this point in time.

As we looked at North Carolina, it fit the criteria that we mentioned. I may have mentioned this before on the call, we went through a very thorough process, where we evaluated the top 50 MSAs in the Mid-Atlantic, the Southeast, the Midwest and the Northeast. And we created a proprietary score card that we worked on with an investment bank that actually takes into consideration the competitive environment, it takes into consideration the demographics in those metropolitan markets, population growth, the number of C&I opportunities, a whole bunch of factors.

And many of the markets that are represented in this acquisition are there, they showed up in that score card and it was basically used as a filter, so that we took the subjectivity out of our evaluation of markets. And Raleigh scored extraordinarily high and so did Charlotte. And if you go back and listen to many of our calls, we mentioned over time that where we felt we performed best was in medium sized MSAs that had larger competitors that had significant share in those markets and we were able to go in and effectively take share with our product set by hiring better people and going after those opportunities. And I can’t think of better markets than the markets we moved into. Given the changes in technology and the scale of this company and our ability to manage and attract people and retain people in that market, that’s also — Charlotte is one of the best banking markets from a talent perspective in the country.

Our ability to recruit people if we need to do so is pretty strong in those markets. So it actually fits all of the criteria that we have laid out over time and I look at it, I would much rather compete in markets that show significant growth than to move into markets that are mediocre in terms of growth, particularly in rural West Virginia and Virginia. And I compete in the markets that have the opportunities; that’s been the stated M&A objective. While it probably comes to a surprise — I’m sure it’s surprising to many that we skipped over the Virginia market, but I think that at this time, it makes sense for us to do that and at some point circle back. I think there would be a rationalization of pricing in that market and expectations will normalize. I’m not discounting the value of it, but I think that it will come back.

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Thursday, July 21, 2016, 02:00 PM Eastern

Bob Ramsey

Even maybe not trying to compare and contrast Virginia versus North Carolina, if I can see that the Carolinas are attractive markets, what gives you comfort that being in markets that you are not familiar with, you don’t have a presence in, and that you guys are going to be able to come into them and do as well there as you have in your home territory?

Vince Delie

In the evaluation of this opportunity, which by the way went on for several months, we had an opportunity to interact with the people. And I can tell you the one cultural element that pleases me the most is the caliber of the people that work in the organization. And you can see it if you look at Slide 13, that compares F.N.B and Yadkin from a performance standpoint. They line up very nicely; they are both high performing financial institutions. That’s the direct result of the people that they have been able to recruit, in many instances from larger institutions, who are accustomed to a more rigorous sales culture.

The other element of it is I compete — or we compete I should say — very effectively against the competitors that are in those markets. They are in all of our markets, PNC is in every market we are in, BofA competes with us everywhere, Wells Fargo competes with us everywhere. BB&T moved heavily into Pennsylvania. So our ability to compete with those great companies is proven in my mind, we have already moved into three metro markets where we have gained share and have been very successful. And Pittsburgh is a case study of that. Ten years ago when I joined the company there was a lot of skepticism about the movement to Pittsburgh.

Today, we have number-three retail deposit share and if you look at Greenwich statistical data, we are number two in certain segments of the middle market. So the success is proven and we believe that given the number of opportunities that exist in those markets, particularly C&I opportunities, which are more prevalent there than in other markets, we have a great opportunity.

Scott Custer

The thing I would add to that too is just that our strategy, as you know from the past when we have entered Maryland and entered Cleveland is, we have local people running the new region for us. And as Vince said, the caliber of the people that work at Yadkin today, they know the market, they grew up in the market, we are not going to take people from Pittsburgh and put them there. We are going to hire and keep local people there too that know the market well to drive the strategy and that’s a key part of it.

Bob Ramsey

Okay. Shifting gears a little bit, I was just hoping maybe we could talk a little bit about the tangible book value earn back. I know you guys gave estimates around the dilution and accretion and earn back — you are getting 4.5 years. If I think about $0.55 of tangible book value dilution and not much accretion in 2017 and 2018, your 6.5% or 6% cash earnings probably comes out to $0.07 or $0.08, that implies a pretty stiff ramp in the next 2.5 years to get that whole tangible book value dilution earned back. I’m just curious, what helps you to get comfortable with that time period?

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Vince Delie

Maybe we can talk a little bit, Vince, about the roll forward. One of that things that makes this deal a little bit more difficult to analyze on the surface is the fact that the NewBridge acquisition is still new. And they closed legally on the transaction, but the majority of the cost take outs are not baked in their run rate.

Vince Calabrese

They closed in March.

Vince Delie

Yes. So when you look at it, the roll forward, if you were to look at their consensus earnings estimates and you roll forward their own ability to accrete tangible book value, they are sitting at about $13. So that brings this transaction — this is looking at it on a static basis — but if you are applying the close price of the announcement, that would bring that transaction down into a lower two range. So it reduces it significantly.

Part of that’s missed, because you can’t just take their earnings as they sit today and annualize them. You have to take into account their ability to take out costs associated with the integration of that bank. And we built a model from the ground up and analyzed this and I think having the benefit of seeing that would clarify how we get our earnings run rate and why we think it’s attractive, even with the four and half years of tangible book value dilution using the cross over method. Do you want to add anything to that, Vince?

Vince Calabrese

Yes, I would just add when you look into the model that we utilized for purposes of coming up with our price, the organic growth that we have in there is really consistent with our historical growth rates even though these markets are faster growing. So we think there are some conservatism in there. We used flat rates for five-years, so we are not assuming any movement in interest rates from the Fed; I think that’s a conservative assumption. So the EPS accretion from the 5.5% obviously is going to grow over those years, but I don’t I think it is anything — I think there is conservatism in there and they are realistic assumptions and then to Vince’s point, earnings as they generate between now and close is significant. That will make that number even better by the time we get to closing it at the end of the first quarter.

Bob Ramsey

And when you talk about the accretion in 2018, are you at a higher level of accretion at year-end? I am guessing the 6.5% cash accretion is for the full year, so you must start a little lower and end a little higher.

Vince Calabrese

With 5.5% for the full year, yes, there is some natural, obviously as you are growing there is some movement in the number.

Bob Ramsey

Okay, alright, thank you for taking the questions.

Vince Calabrese

Thank you.

Operator

Thank you. And the next question comes from Casey Haire with Jefferies.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Casey Haire

Thanks guys. I want to dig in a little bit more on the tangible book value dilution. Some of the assumptions going into the 8.5% estimate. Number one, are you guys baking in the merger charges? And then number two, what is the dollar value of the credit mark? Is that included as well?

Gary Guerrieri

Yes, the credit mark, Casey, is right at 3.6%, which is on a gross amount, about $192 million.

Casey Haire

And that’s baked in — and the merger charges of $100 million, those were also baked in?

Vince Calabrese

Yes, those come in over a two year period, so 35% the first year and then rest the second year.

Vince Delie

Yes, the other thing Casey — Gary you should comment on that.

Gary Guerrieri

Yes, in terms of the credit mark, that’s the gross credit mark, as I referenced it. On a net basis, you are looking at about $130 million over the existing mark that Yadkin has on the books and their reserve.

Casey Haire

Okay.

Vince Delie

And keep in mind Casey, when we go in and do this, we re-underwrite a huge portion of the portfolio, so our estimation on the credit mark is based upon doing a reevaluation or re-underwriting and assigning a risk rating and running a model against that migration. That’s what drives the mark, so that doesn’t take into effect or account what’s already sitting out there on an acquired book that has been marked by the other bank.

Gary Guerrieri

Right, so therefore the difference that I just referenced is the addition over the existing credit reserve and mark that the existing company has sitting on the balance sheet today.

Vince Delie

Again, these are not easy things to understand, not having access to the information we have, but they are real, so all of this should be taken into consideration.

Vince Calabrese

Yes, I would just add too that when you look at that, as we all know, there is many different ways people look at this tangible book value dilution. So if you look at it just on a combined organization basis, it is 1.2 years. The crossover method is the 4.5 that we put in the presentation. If you just use the straight current year, the 2018 number, you get something that is like 8.5. If you use the cumulative accretion, as you add out each year, it is 5.5 years. So all of those, you have to look at the whole thing on top of turn of rate of return that is over 20%, so I think those are reasonable levels.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Casey Haire

Understood. I wanted to just circle back on the motivation here for this deal. I understand the Carolinas are an attractive footprint for all the reasons you lay out, but this does seem like a pretty aggressive bet relative to your previous transactions, in that in the past you guys would — $7 billion asset balance sheet, 35% of your balance sheet. In the past these deals have been bite size, very digestible. This just seems like, was there an opportunity to look at smaller banks with more attractive valuation levels? I am just struggling with why so big?

Vince Delie

Yes, first of all, I don’t think that when you really drill down into it, this particular opportunity is any more risky than Metro or Parkvale or any of the other opportunities we have looked at. In fact, I would say given the size of this and the experience of the people on the other side of the table, the risk here is reduced because of that, so there are people that actually are capable of helping us take it through conclusion, close and conversion. That does not exist in smaller banks and we tend to re-staff those banks and turn everybody over and bring it in. So the relative reward versus the risk in those particular transactions is not in alignment. I think in this particular instance they do not have a complex business model.

Gary has gone in and done pretty extensive, due diligence equal to what we have done on much smaller credits. To his credit. we spent a good deal time and allocated quite a bit of resource. So looking at those portfolios, so we have taken the risk off the table, and as I look at it, given the environment we are in, we are facing flat interest rates into the foreseeable future. We are facing a continuation of very stringent, regulatory, I do not know what to call it, regulatory environment that is likely to continue with the next election. So we need to have scale, and many of the costs that we have incurred to maintain and build our risk management systems are fixed cost and it needs to be spread over a larger base. I am not just going to do that by buying low-priced deals, smaller banks in low-growth markets. While it benefits me in the short run or benefits F.N.B shareholders in the short run possibly, possibly not, it does not provide the long-term benefits for this company or its shareholders.

So looking at the environment that we are in and being realistic about where we are, this positions us to continue to generate revenue. It positions us with a much larger cost base to continue to remain diligent on taking costs out without straining our ability to grow revenue. It gives us the ability to go in with that employee base and cross sell effectively like we have with the other acquisitions, and grow non-interest income in an environment where we can’t rely on spread income growing. Those are the strategic elements of this transaction of what drove the decision. Has nothing to do with size or other than gaining the scale. This is about positioning the company to continue to provide EPS growth into the future given all of those headwinds. So I don’t know what else to tell you other than I think it is a very, very good strategic move for our shareholders, for our employees, and for any constituency that’s involved in the transaction. I think it is a great opportunity.

Casey Haire

Okay, I hear you on the size and it is an integrated entity, but this bank itself is a collection of three different banks. They just closed NewBridge and Vantage is two years in the books, you are effectively picking up three separate cultures. How can you, what gives you comfort…

Vince Delie

Yes, well the Yadkin guys are here. I don’t know, Scott, if you want to comment on the culture.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Casey Haire

Well, Scott and Steve, have they signed contracts, are they signed up long term, like just comfort on the retention?

Vince Delie

Yes, we do have, obviously, we are going to retain those two guys for a period of time. And Steve has agreed to sign on and continue to run the operation in North Carolina and we have talked to a number of the key individuals that work in those markets and they are going to continue to sign on.

And Casey, you have to remember, if you go back and look, we are a conglomeration of small banks. You just said it yourself, wouldn’t it be better to buy smaller banks. Our job or what we do well is integrate banks. We are very good at transferring our culture, F.N.B’s culture. So whether we do three small transactions in an 18-month period or do one large transaction it is the same issue. And I think we deserve the credit that we have earned in our performance given our ability to do that, and we have talked a lot of about the systemic reasons that we are able to do that very effectively. So I think we deserve more credit than we are getting, and as I look at our stock price, I wince because I have to tell you I don’t see — I think there is an overreaction and I think as I look at this the dividend yield alone is exciting at this level. So I don’t know what else to say. Scott, do you want to anything to what…

Scott Custer

I would just say from the Yadkin perspective that, you are right, we are a collection of six mergers in six years. I would take you back to page 13 and look at the performance matrix and you don’t really have to look further than our second quarter results to see that the ability to not only acquire, integrate banks in a reasonable state but then to put those in a high performance position. I think we’ve demonstrated the ability to do that.

We have got an ability to attract people, to retain good talent. I am 100% convinced that talent and quality people will stay and be a part of F.N.B North Carolina, going forward, and I think what you’ve got is two high-performing companies just based on the results that were released today, they share a very similar strategy and vision, and I think that type of partnership is where it works best and we have tended to do — for us, we have tended to do the larger deals.

And I actually think there is an inverse relationship between the size of the deal and the ultimate complexity in that, and what ultimately comes out the back end because with larger companies, you generally have more developed processes, you have typically higher quality people that will stay, and you find that you have more of a common culture and I think so often you get caught up in the financial diligence process and you lose sight of the cultural diligence. And here I think the cultural pieces fit and that makes for the integration to go much smoother. And I have tended to, in my whole career, I have sat on the other side of the table where Vince is sitting, so it is a little unusual for me to sit here on this side, but I would say as we have done that we have used similar filters and I believe that the earnings accretion that will come out of this that is stated in the investor presentation is very conservative and therefore, your assumptions around book value and your earn back would be conservative as well.

Casey Haire

Okay. Thanks for taking the questions guys, I appreciate it.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Vince Delie

Yes, thank you very much. I appreciate the questions, very thorough.

Operator

Thank you, and the next question comes from Jason Oetting with JP Morgan.

Jason Oetting

Hey, good afternoon everybody.

Vince Delie

Hi Jason.

Jason Oetting

Just a quick clarifying question, I think in the prepared commentary, I heard somebody say the majority across all opportunities are not included in the assumptions so to me that implies that there are some included. I am just trying to get if you have included any sort of revenues synergies at all in this deal.

Vince Delie

There is a small amount included, for example, Yadkin does fixed rate loans, and F.N.B swaps into variable rates. We take variable rate swap into a fixed rate, so there is fee income, so it is a trade off, we model it with lower yields coming in because we don’t take the term risk and we add in the fee income. So those were the type of things, but that would be in the normal course of business. The revenue synergies that aren’t included in the model are significant growth in wealth, opportunities from our insurance platform, significant growth in private banking, they don’t have a private banking platform, international fees, any syndication fees of significance. So that’s not really baked into this model to a large degree going forward, that’s the upside.

Jason Oetting

Okay. That makes sense. Can you talk about a couple of the different products and services that are coming over to you guys in this, I think, SBA banking, builder finance, just comment on that for a second?

Vince Delie

Yes, we are not a huge player in either space, and obviously SBA in particular, both areas actually require a specialized expertise that the two gentlemen that work for this company have. And our goal, we have not originated a lot of SBA loans, in fact, we have only done a handful over the last few years. So that’s one area of focus for us, we needed to build out our SBA capabilities. Not to do production largely outside of our footprint, but just for our own customer base because it’s grown so dramatically. And that’s an area that we will lean on to provide those services across our footprint. So if SBA loans or loans that qualify for the SBA guarantee are originated in our footprint, we are going to push them through that process. The SBA Group is based in Charlotte, they have a pretty large staff of experienced people and the person that runs the group is exceptional. And we have met him, and they are very, very good at documenting SBA exposures. And that is again a very specialized area that requires that expertise. Gary, I don’t know if you want add anything to the SBA.

Gary Guerrieri

No, we have had plenty of discussion around the opportunities and the existing portfolio. And as Vince mentioned, Jason, the team at Yadkin is exceptional, they have been in this business for many, many years, the leadership is very strong and we will look to continue that business with utilization through our platform on a go-forward basis. So we are looking forward to that.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Vince Delie

We have a handful of builder finance credits, a handful, across the company. Our idea was to send those down to that shop, because of the experience and have them monitor them; it’s not a business we plan on expanding greatly. In fact, even in the model, we have it coming down shrinking somewhat. So that’s an area where we could use the expertise day one. And then we’ll try to change the model slightly, so that we can actually originate loans for our mortgage company coming out of that shop and hold it steady and have those people manage the relationships that we have acquired over the years — they are good relationships.

Jason Oetting

Okay. Thanks for the answers.

Vince Delie

Yes, thank you.

Scott Custer

Thank you.

Operator

Thank you. And once again, please press “*” and then “1” if you would like to ask a question.

And our next question comes from Collyn Gilbert with KBW.

Collyn Gilbert

Thanks. Good afternoon, guys. Just wanted to start with a couple of questions just on the quarter if I could, so that the big drop in OREO expenses — something specific going on there and what should we be thinking about that line item going forward?

Gary Guerrieri

Nothing major on a go forward basis, Collyn, we did have some good activity that we moved off the books. Naturally, we work on that on a regular basis. I think it’s just the prior quarter we had an item there where we took a small write-down on it, I think that pretty much drove a lot of the difference those few activities there.

Collyn Gilbert

Okay.

Vince Calabrese

And that line item will keep up and down, Collyn.

Gary Guerrieri

It’s going to be a little lumpy.

Collyn Gilbert

Okay. And then I know you touched on this a little bit on the opening comments. But there is just a big jump at linked quarter on service charges and deposits. What’s driving that? I know Vince you maintained your fee guidance year-over-year. But just wanted to get a little bit more granularity as to what the components of that are?

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Vince Delie

Yes, some of it is actually picking up the Metro account; there are lots of small accounts. So actually, Collyn, a good bit of that is just bringing those accounts over in the normal activity, plus we added Fifth Third. So to keep it in perspective the number of accounts at Metro that we converted is almost equal to the Yadkin number of accounts. So they are more commercially oriented, Metro was more consumer oriented, and there is fee income associated with bringing those accounts over and you are starting to see the benefit on a run rate basis.

Vince Calabrese

Plus, the second and third quarters, there is typically more activity. So we usually see a little organic lift too in that category.

Vince Delie

There is seasonality.

Vince Calabrese

A combination of that plus the mergers.

Collyn Gilbert

Okay. And but, Vince I take it, and you are still holding to that $30 million to $40 million of fee line? The momentum, do you think you would come in at the upside to that range given some of the trends you are seeing are you still…

Vince Delie

You are always pushing Vince, Collyn.

Collyn Gilbert

Hence, he wants to answer that question, I keep on pushing.

Vince Calabrese

Yes right, as you could tell the quarter was a very strong quarter there is no guarantee you are going to have that every quarter. But the range is still the range, if we continue to have a quarter like that, and yes, you would be at the higher end of that range, but there is pieces in there that come in chunks. So it’s hard to forecast, but that range is near the higher end of the range is probably reasonable given the current performance in the second quarter.

Collyn Gilbert

Okay. And then just on the NIM, I know you gave your outlook there and does that assume then no rate hikes, I know you had indicated that as you guys were looking at the Yadkin earnings accretion. But so the same holds true, your new NIM guidance assumes no rate hikes for the foreseeable future is that right? Okay.

Vince Calabrese

Yes, that’s correct.

Collyn Gilbert

Okay. And then in terms of Yadkin was this a bidding process or a negotiated deal?

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Vince Delie

It was a combination of both, I think there was a process that was put into place and there was a several bidders and we were selected to move forward after Yadkin’s board reviewed the options and chose to move forward with F.N.B.

Collyn Gilbert

Okay. And then, maybe part two of that question is perhaps for Scott. Then, Scott what was it about F.N.B that drew you to them as the buyer — given the nuances here of being out of market, maybe some cultural differences from North Carolina to Western PA, just maybe give us a little bit of color as to what made you to choose F.N.B.?

Scott Custer

Well, I said this just in my remarks earlier. We’ve always been on the other side of the table as a buyer over the last few years and as a buyer we always had filters that we use to assess potential partners and we use that same process from the other side of the table and we have filters that we use to assess who would be good partner. First and foremost we thought about ourselves as a prospective shareholder of whoever we would be joining. And so, the quality of the company, the quality of the franchise, the financial performance, what we believe to be the upside of the stock, quality of management — all of those things were key things for us.

I think secondly you get past there, you think about cultural fit, you think about places where we’ve got almost 1,200 employees, where a good number of those might fit in and this is a company that’s exceptional from that perspective. And I think again, as a perspective shareholder group that now owns a significant part, or will own a significant part of F.N.B., we believe it was a good place for our shareholders and that was at the end of the day how we selected them.

Collyn Gilbert

Okay, that’s helpful. And then just back, a key to this whole transaction really coming off and working well is going to be the retention of the people, the Yadkin people whether it would be line people or executive. Besides Scott and the other executive, I’m sorry I missed his name, but have you targeted a certain number of like the key commercial lenders that you are going offer retention packages to, or how will you ensure that the business development people stick around as well?

Vince Delie

Yes, we won’t get into the details of that on this call; I don’t think it’s fair for us to do that. I think that it’s pretty obvious that we have done it in the past. So it will be applied going forward, and this deal, this transaction is a little different than some others where they were in market with the heavier dependence on the people in that market. So it’s pretty obvious to me that they will be necessary on an ongoing basis. And then hopefully they feel the same way.

Collyn Gilbert

Well, and so, that you know…

Scott Custer

I was just going to add on, this is Scott Custer. I have got a good track record of attracting and more importantly retaining people in our company. And I can tell you that that would be a risk of the transaction that I would not worry about this much. I think we have a very loyal, stable group of good folks and those people will follow me, they will follow others on our team. And I think that, I wouldn’t be thinking about putting our shareholders into a situation where there was a significant amount of — whether it would be people or revenue risk — because of retention issues. So I just wouldn’t have done that.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Collyn Gilbert

Okay, that’s helpful. I’ll leave it there. Thanks gentlemen.

Vince Delie

Alright thanks.

Scott Custer

Thanks Collyn.

Operator

Thank you. And that does conclude our question and answer session. However, I would like to turn the call to management for any closing comments.

CONCLUSION

Vince Delie

Well, again I just like to say, we are very excited about this opportunity and we are looking forward to provide you all with proof that we can continue to execute in a very high level and we are very pleased with our partnership with Yadkin and the people that we have interacted with the employees that we have met are high caliber people, and they fit pretty well with our culture and I am sure will be successful. So I wanted to give Scott an opportunity also to say a few words before we close.

Scott Custer

Well, thanks. I would echo what you just said Vince, and I have made some comments along the way here. What I would say, under the heading to the picture is worth a thousand words, I just go back to page 13 in the investor deck. If you have got it, I don’t know that there have been many deals done in recent years where you take a look at the key performance metrics that are evident there on page 13 of the deck. And you have two companies that operate at that high level of performance; I know that’s one quarter, which just happened to be the quarter we both announced today. And so it’s a snapshot, but if you go back in time and you go look at the last four quarters, the last six quarters you will see similar performance for both companies.

And I think when you put two quality organizations together that have the ability to execute operational excellence and exceptional management, you get a better than fighting chance to be successful. And so, as I thought about what was best for the Yadkin shareholders, both today and tomorrow, it was important that we become part of a company that gave those shareholders a chance to win going forward. I think notwithstanding maybe how the stock might have performed for three hours today or wherever we are, I don’t really worry that much about it. I’d worry a whole lot more about what the numbers on page 13 are, how sustainable they are. And I believe they are, and so for me, that’s where I would be willing to bet my money and have done so. And we couldn’t be more pleased with the partnership, with the potential and watching these two good companies come together as one over the next few months.

Vince Delie

Thank you everybody. I appreciate your time. Have a good day.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern

Operator

Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

F.N.B. Corporation

Thursday, July 21, 2016, 02:00 PM Eastern